Filed Pursuant to Rule 433

Registration No. 333-167503

June 14, 2010

Polo Ralph Lauren Announces Secondary Offering of Common Stock

NEW YORK, June 14, 2010—Polo Ralph Lauren Corporation (NYSE: RL) today announced that it has commenced an underwritten secondary public offering of Class A common stock pursuant to a shelf registration statement on Form S-3 filed today with the Securities and Exchange Commission on behalf of its principal stockholder, Mr. Ralph Lauren. Mr. Lauren is offering 9.0 million shares of Class A common stock and will grant the underwriters a 30-day option to purchase up to an additional 1.35 million shares of Class A common stock to cover over-allotments, if any. The Company will not be selling any shares in the offering nor will it receive any proceeds from the offering.

The Company has also agreed to purchase an additional 1.0 million shares of Class A common stock from Mr. Lauren at the per share price of the public offering. All of the Class A common stock to be sold by Mr. Lauren will consist of shares received upon the conversion of an equal number of shares of Class B common stock.

Mr. Lauren is selling these shares as part of his individual asset diversification plan. Following the offering, Mr. Lauren and his family will continue to maintain a significant controlling interest in the Company. Mr. Lauren’s role remains unchanged as Chairman and Chief Executive Officer of Polo Ralph Lauren Corporation.

J.P. Morgan and Goldman, Sachs & Co. are acting as joint book-runners and Deutsche Bank Securities and UBS Investment Bank are acting as co-managers for the offering. The offering will be made only by means of a prospectus supplement and accompanying prospectus. Interested persons may obtain copies of the prospectus supplement and accompanying prospectus from J.P. Morgan Securities Inc., Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com.

The shelf registration statement relating to the foregoing was effective upon filing with the Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT POLO RALPH LAUREN

Polo Ralph Lauren Corporation (NYSE: RL) is a leader in the design, marketing and distribution of premium lifestyle products in four categories: apparel, home, accessories and fragrances. For more than 40 years, Polo’s reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company’s brand names, which include “Polo by Ralph Lauren”, “Ralph Lauren Purple Label”, “Ralph Lauren Collection”, “Black Label”, “Blue Label”, “Lauren by Ralph Lauren”, “Polo Jeans Co.”, “RRL”, “RLX”, “Rugby”, “Ralph Lauren Childrenswear”, “American Living”, “Chaps” and “Club Monaco”, among others, constitute one of the world’s most widely recognized families of consumer brands. For more information, go to http://investor.ralphlauren.com.

This press release and oral statements made from time to time by representatives of the Company contain certain “forward-looking statements” concerning current expectations about the proposed offering, the Company’s future results and condition, including revenues, store openings, gross margins, expenses and earnings. Actual results might differ materially from those projected in the forward-looking statements. Among the factors that could cause actual results to materially differ include, among others, market conditions generally and with respect to the Company’s Class A common stock in particular, changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors; changes in the economy and other events leading to a reduction in discretionary consumer spending; risks associated with the Company’s dependence on sales to a limited number of large department store customers, including risks related to extending credit to customers; risks associated with the Company’s dependence on its licensing partners for a significant portion of its net income and risks associated with a lack of operational and financial control over licensed businesses; risks associated with changes in social, political, economic and other conditions affecting foreign operations or sourcing (including foreign exchange fluctuations) and the possible adverse impact of changes in import restrictions; risks associated with uncertainty relating to the Company’s ability to implement its growth strategies or its ability to successfully integrate acquired businesses; risks arising out of litigation or trademark conflicts, and other risk factors identified in the Company’s Annual Report on Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

SOURCE: Polo Ralph Lauren Corporation

Polo Ralph Lauren

Investor Relations

James Hurley, 212-813-7862

or

Corporate Communications

Julie Berman, 212-583-2262